UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                               :
          In the Matter of                     :     CERTIFICATE PURSUANT
                                               :              TO
     SYSTEM ENERGY RESOURCES, INC.             :           RULE 24
                                               :
          File No. 70-8511                     :
                                               :
 (Public Utility Holding Company Act of 1935)  :
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      This  is  to certify, pursuant to Rule 24 under the  Public
Utility  Holding  Company  Act of  1935,  as  amended,  that  the transactions  described  below, which  were  proposed  by  System
Energy   Resources,   Inc.  ("Company")   in   its   Application-
Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange
Commission with respect thereto dated May 9, 1995 (Release No. 35-26287), August 18, 1995 (Release No. 35-26358) and August 27,
1996 (Release No. 35-26561).

      On November 4, 1998, the Company entered into a Loan Agreement, dated as of October 15, 1998, with Mississippi Business Finance Corporation ("MBFC"), pursuant to which MBFC issued and sold, by negotiated bid, to Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., BNY Capital Markets, Inc., CIBC Oppenheimer Corp. and Stephens Inc., as underwriters, $216,000,000 in aggregate principal amount of its 5.875% Pollution Control Revenue Refunding Bonds (System Energy Resources, Inc. Project) Series 1998.

     Attached hereto and incorporated by reference are:

          Exhibit B-4(b)    -     Conformed  copy  of  the  Trust
                         Indenture between MBFC and the Trustee.

          Exhibit B-6(b)    -     Conformed  Copy  of  the   Loan
                         Agreement between the Company and MBFC.

          Exhibit F-1(f)   -    Post-effective opinion of Ann  G.
                         Roy,  Senior  Counsel  -  Corporate  and
                         Securities of Entergy Services, Inc., counsel for the Company.

          Exhibit F-2(f)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.

     IN WITNESS WHEREOF, System Energy Resources, Inc. has caused this certificate to be executed this 11th day of November, 1998.


                                 SYSTEM ENERGY RESOURCES, INC.



                                 By:    /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer